CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 1 of 11 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 31)1

                              CSS INDUSTRIES, INC.
                        -------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                        -------------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                        -------------------------------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 15, 2004
                        -------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 2 of 11 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Jack Farber
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       274,510 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       539,454 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       274,510 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       539,454 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          813,964 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 3 of 11 Pages

This Amendment No. 31 amends the Schedule 13D filed by Jack Farber with respect to shares of common stock, par value $.10 per share, ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

Item 5. Interest in Securities of the Issuer.

                  Jack Farber may be deemed to beneficially own 813,964 shares of Common Stock (6.9% of the issued and outstanding Common Stock of CSS, based upon information provided by CSS indicating that 11,810,729 shares of Common Stock were issued and outstanding on March 19, 2004). Of that amount, he has sole voting and investment power with regard to 274,510 shares of Common Stock that he owns directly and may be deemed to have shared voting and investment power with regard to 539,454 shares of Common Stock. Shares as to which he has shared voting and investment power include the following:

         o 158,303 shares of Common Stock held by a trust for the benefit of David M. Farber, Jack Farber's son, for which Jack Farber and David M. Farber are co-trustees (the "David Farber Trust"). A majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and

         o 83,475 shares of Common Stock owned by trusts for the benefit of two of Jack Farber's grandchildren (together, the "Grandchildren Trusts"), for which Jack Farber's wife serves as co-trustee with his daughter.

         In addition, Jack Farber may be deemed to share voting and investment power with respect to shares of Common Stock held by the following entities. Although Jack Farber is including shares held by these entities in his beneficial ownership for purposes of his Schedule 13D beginning with this Amendment No. 31, he continues to disclaim beneficial ownership with regard to these shares:

         o 266,000 shares held by the Farber Family Foundation, Inc. (the "Farber Family Foundation"). Jack Farber, Vivian Farber, his wife, Ellen B. Kurtzman, his daughter and David M. Farber are the members, officers and directors of the Farber Family Foundation, which is a charitable foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of common stock that it owns. The shares described above in this paragraph do not include 45,722 shares that are held by the Farber Family Foundation with respect to which Ellen B. Kurtzman has sole voting and investment power.

         o 31,676 shares held by the Farber Foundation, Inc. (the "Farber Foundation"). Jack Farber, Stephen V. Dubin, an officer and director of CSS, and Clifford E. Pietrafitta, an officer of CSS, are members of, and together with David J. M. Erskine, a director and officer of CSS, are directors of, the Farber Foundation, which is a charitable foundation. As a matter of policy, the Farber Foundation does not vote the shares of common stock that it owns.

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CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 4 of 11 Pages

         Additional information regarding the persons other than Jack Farber identified in this item is contained in Appendix A attached hereto.

         The shares referenced as being beneficially owned by Jack Farber do not include shares owned by the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"). Ellen B. Kurtzman is the sole trustee of the Farber Charitable Trust.

         Following the date of the last transaction reported in Amendment No. 30 to Jack Farber's Schedule 13D, Jack Farber and the David Farber Trust sold an aggregate of 131,000 shares of Common Stock as follows:

                  JACK FARBER
                                                    Number             Price
                         Date of Sale             of Shares          Per Share
                         ------------             ---------          ---------
                  December 22, 2003                   1,000          $ 30.40
                  December 22, 2003                     500          $ 30.42
                  December 22, 2003                   1,000          $ 30.45
                  December 22, 2003                   1,500          $ 30.51
                  December 22, 2003                     100          $ 30.52
                  December 22, 2003                   1,200          $ 30.55
                  December 23, 2003                     600          $ 30.45
                  December 23, 2003                     100          $ 30.48
                  December 29, 2003                   4,000          $ 30.50
                  December 29, 2003                     500          $ 30.64
                  December 29, 2003                     700          $ 30.70
                  December 29, 2003                     500          $ 30.71
                  December 29, 2003                     200          $ 30.75
                  December 29, 2003                     100          $ 30.77
                  January 5, 2004                     1,000          $ 31.00
                  January 5, 2004                     1,000          $ 31.01


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CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 5 of 11 Pages


                  JACK FARBER (continued)
                                                    Number             Price
                         Date of Sale             of Shares          Per Share
                         ------------             ---------          ---------
                  January 5, 2004                       200          $ 31.10
                  January 5, 2004                       300          $ 31.12
                  January 5, 2004                       500          $ 31.21
                  January 5, 2004                       500          $ 31.30
                  January 7, 2004                       600          $ 30.65
                  January 7, 2004                       200          $ 30.70
                  January 8, 2004                       100          $ 30.58
                  January 8, 2004                       200          $ 30.59
                  January 8, 2004                       800          $ 30.60
                  January 8, 2004                       300          $ 30.61
                  January 8, 2004                       300          $ 30.65
                  January 12, 2004                      500          $ 30.30
                  January 12, 2004                      500          $ 30.35
                  January 12, 2004                      300          $ 30.38
                  January 12, 2004                      400          $ 30.40
                  January 12, 2004                      500          $ 30.45
                  January 13, 2004                      300          $ 30.25
                  January 13, 2004                    1,000          $ 30.29
                  January 14, 2004                      300          $ 30.12
                  January 14, 2004                      200          $ 30.20
                  January 15, 2004                    1,100          $ 30.04
                  January 15, 2004                      300          $ 30.07
                  January 15, 2004                      400          $ 30.10
                  January 15, 2004                      200          $ 30.15
                  January 20, 2004                      900          $ 30.06

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CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 6 of 11 Pages

                  JACK FARBER (continued)
                                                    Number             Price
                         Date of Sale             of Shares          Per Share
                         ------------             ---------          ---------
                  January 20, 2004                    2,100          $ 30.05
                  January 20, 2004                    1,000          $ 30.10
                  January 21, 2004                      300          $ 30.09
                  January 22, 2004                      500          $ 30.00
                  January 22, 2004                      600          $ 30.05
                  January 22, 2004                      400          $ 30.13
                  January 23, 2004                      200          $ 30.00
                  January 26, 2004                      700          $ 30.00
                  January 26, 2004                      300          $ 30.01
                  January 27, 2004                      300          $ 30.02
                  January 27, 2004                    3,300          $ 30.05
                  January 27, 2004                      700          $ 30.06
                  January 28, 2004                      600          $ 30.00
                  January 28, 2004                      100          $ 30.10
                  February 2, 2004                      500          $ 29.97
                  February 2, 2004                    5,500          $ 30.00
                  February 9, 2004                    5,800          $ 30.00
                  February 9, 2004                      200          $ 30.01
                  February 17, 2004                   2,000          $ 30.70
                  February 17, 2004                   2,000          $ 30.80
                  February 17, 2004                   2,000          $ 30.90
                  February 23, 2004                   2,500          $ 29.79
                  February 23, 2004                   1,600          $ 29.80
                  February 23, 2004                   1,000          $ 29.85
                  February 24, 2004                     900          $ 29.80


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CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 7 of 11 Pages


                  JACK FARBER (continued)
                                                    Number             Price
                         Date of Sale             of Shares          Per Share
                         ------------             ---------          ---------
                  March 1, 2004                       2,000          $ 31.07
                  March 1, 2004                       2,500          $ 31.20
                  March 1, 2004                         500          $ 31.25
                  March 1, 2004                       1,000          $ 31.30
                  March 1, 2004                       1,000          $ 30.00
                  March 8, 2004                       2,500          $ 32.50
                  March 8, 2004                       1,000          $ 32.55
                  March 8, 2004                       1,500          $ 32.57
                  March 8, 2004                       1,000          $ 32.60
                  March 15, 2004                      5,900          $ 32.50
                  March 15, 2004                        100          $ 32.51
                  March 22, 2004                      2,000          $ 31.80
                  March 22, 2004                      2,000          $ 31.81
                  March 22, 2004                      2,000          $ 31.83
                  March 29, 2004                        500          $ 33.35
                  March 29, 2004                        500          $ 33.36
                  March 29, 2004                        500          $ 33.50
                  March 30, 2004                      1,500          $ 33.44
                  March 31, 2004                        100          $ 33.07
                  March 31, 2004                        500          $ 33.21
                  March 31, 2004                        100          $ 33.25
                  April 1, 2004                       1,800          $ 33.17
                  April 1, 2004                         500          $ 33.20
                  Total                              91,000

CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 8 of 11 Pages


                  DAVID FARBER TRUST


                                                    Number             Price
                         Date of Sale             of Shares          Per Share
                         ------------             ---------          ---------
                  February 2, 2004                      500          $ 29.98
                  February 2, 2004                    2,000          $ 30.00
                  February 2, 2004                    1,000          $ 30.01
                  February 2, 2004                    1,000          $ 30.02
                  February 2, 2004                    1,400          $ 30.03
                  February 2, 2004                      100          $ 30.04
                  February 2, 2004                    1,000          $ 30.05
                  February 3, 2004                    5,500          $ 30.05
                  February 3, 2004                      500          $ 30.10
                  February 3, 2004                      500          $ 30.12
                  February 3, 2004                    1,000          $ 30.15
                  February 4, 2004                    5,500          $ 30.02
                  March 8, 2004                      20,000          $ 31.34
                  Total                              40,000


         All of the sales by Jack Farber were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Exchange Act, except for 1,000 shares sold on March 1, 2003 to another director of CSS in a private transaction. Of the shares of Common Stock sold by the David Farber Trust, 20,000 shares were sold in transactions effected in the public trading markets. The 20,000 shares sold on March 8, 2004 were sold to CSS, and the price per share in the transaction was determined through negotiations with a Special Committee of CSS' Board of Directors (consisting of three non-management directors).


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CUSIP No. 178666 10 3           SCHEDULE 13D/A                Page 9 of 11 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/  JACK FARBER
                                            ----------------------------
                                            Jack Farber


Date:  April 2, 2004

CUSIP No. 178666 10 3            SCHEDULE 13D                Page 10 of 11 Pages


                              APPENDIX A


                                                          Present principal occupation or employment
                                                         and name, principal business and address of
                                                           any corporation or other organization in
            Name                        Address               which such employment is conducted
-------------------------     ----------------------     -----------------------------------------------

Vivian Farber                 3056 Miro Drive North      Private investor
                              Palm Beach Gardens,
                              FL 33410


Ellen B. Kurtzman             1105 North Market St.      Management of trusts and other entities for
                              Wilmington, DE 19801       the benefit of family members, Delv L.P. (a
                                                         partnership that holds and manages
                                                         investments), 1105 North Market Street,
                                                         Wilmington, DE 19801

David M. Farber               Marshall Auto Sales        President, Marshall Auto Sales (an automobile
                              6050 Old York Road         dealer), 6050 Old York Road, Philadelphia, PA
                              Philadelphia, PA 19141     19141

Stephen V. Dubin              CSS Industries, Inc.       Executive Vice President and Secretary, CSS
                              1845 Walnut Street         Industries, Inc. (the issuer - a manufacturer
                              Philadelphia, PA 19103     and seller of seasonal and social expression
                                                         products), 1845 Walnut Street, Philadelphia,
                                                         PA 19103

Clifford E. Pietrafitta       CSS Industries, Inc.       Vice President - Finance, Chief Financial Officer,
                              1845 Walnut Street         CSS Industries, Inc. (the issuer - a manufacturer
                              Philadelphia, PA 19103     and seller of seasonal and social expression products),
                                                         1845 Walnut Street, Philadelphia, PA 19103

David J. M. Erskine           CSS Industries, Inc.       President and Chief Executive Officer,
                              1845 Walnut Street         CSS Industries, Inc. (the issuer - a
                              Philadelphia, PA 19103     manufacturer and seller of seasonal and
                                                         social expression products), 1845 Walnut
                                                         Street, Philadelphia, PA 19103

During the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 178666 10 3           SCHEDULE 13D/A               Page 11 of 11 Pages

During the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

All of the persons listed above are United States citizens.